THE COURTNEY GROUP, LLC

ANNUAL AUDIT REPORT

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53453

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____**01/01/21**_____   AND ENDING _____**12/31/21**_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Courtney Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

610 Newport Center Drive, Suite 330

(No. and Street)

Newport Beach   **California**   **92660**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas W. Courtney, Jr.   **(949) 706-3600**   **tcourtney@thecourtneygroup.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP

(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek**   **California**   **94596**
(Address)   (City)   (State)   (Zip Code)

February 24, 2009   **3438**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

CONFIDENTIAL

OATH OR AFFIRMATION

I, Thomas W. Courtney, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Courtney Group, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]



Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE COURTNEY GROUP, LLC

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
The Courtney Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Courtney Group, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2016.
Walnut Creek, California
February 26, 2022

THE COURTNEY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

<u>Assets</u>

Cash	$	58,545
Prepaid expenses		3,389
Total Assets	$	61,934

<u>Liabilities and Member's Equity</u>

Liabilities:		
Accounts payable	$	9,804
Consulting fee payable		22,500
Due to affiliate		6,500
Total Liabilities		38,804
Member's Equity:		
Total Member's Equity		23,130
Total Liabilities and Member's Equity	$	61,934

The accompanying notes are an integral part of these financial statements.

THE COURTNEY GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue:

Consulting fee income	$	158,710
Total Revenue		158,710

Expenses:

Consulting fee expense	142,821
Professional fees	38,043
Regulatory fees	5,725
Other operating expenses	8,692
Total Expenses	195,281

Net Loss	$	(36,571)

The accompanying notes are an integral part of these financial statements.

THE COURTNEY GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Member's Equity - January 1, 2021	$ 59,701
Net loss	(36,571)
Member's Equity - December 31, 2021	$ 23,130

The accompanying notes are an integral part of these financial statements.

THE COURTNEY GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities:	
Net loss	$ (36,571)
Adjustments to reconcile net loss	
to net cash used in operating activities:	
Prepaid expenses	(1,018)
Accounts payable	(5,559)
Consulting fee payable	(22,500)
Net Cash Used in Operating Activities	(65,648)
Net Decrease in Cash and Cash Equivalents	(65,648)
Cash, Beginning of Year	124,193
Cash, End of Year	$ 58,545

The accompanying notes are an integral part of these financial statements.

THE COURTNEY GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. **Organization**

The Courtney Group, LLC (the "Company") was organized as a limited liability company and commenced operations in 2002. The limited liability agreement provides for the Company to terminate on May 11, 2091, unless dissolved sooner.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in investment banking activities both as an advisor to entities engaged in mergers and acquisitions, divestitures and joint ventures, and as a placement agent in the placement of debt and equity securities to qualified investors.

2. **Significant Accounting Policies**

Basis of Presentation
The books and records of the Company are kept on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP".)

Use of Estimates
The preparation of financial statements in conformity with GAAP may require management make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities. The Company has no financial instruments required to be reported at fair value on a recurring basis at December 31, 2021.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. There were no cash equivalents as of December 31, 2021.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Operations. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2021.

THE COURTNEY GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

2. Significant Accounting Policies *(continued)*

Income Taxes

The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2017.

3. Related Party Transactions

In 2009, the Company entered into an Expense Sharing Agreement ("Agreement") with The Courtney Group, Incorporated ("TCGI"), a company under common control. Per the Agreement, TCGI provides office space and pays most overhead expenses for the Company for a fee of $315 per month. In 2021, TCGI elected to waive the fees related to the Agreement. As of December 31, 2021, $6,500 was payable to TCGI for reimbursable expenses incurred by TCGI but collected by the Company.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

4. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Consulting Fee Income

Clients are provided with a full range of capital raising and financial advisory services. Capital raising services include placement agent services in both the equity and debt capital markets. Financial advisory services primarily consist of fees generated in connection with a sale, acquisition, or joint venture negotiations.

THE COURTNEY GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

4. Revenue from Contracts with Customers *(continued)*

Consulting Fee Income *(continued)*
Capital raising revenue is recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Operations as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are fixed fees, and success fees are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. For the year ended December 31, 2021, 100% of revenue was generated by retainer fees.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. As of January 1, 2021 and December 31, 2021, there were no receivables related to revenue from contracts with customers.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of January 1, 2021 and December 31, 2021, there was no deferred retainer revenue.

Contract Costs
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Operations and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Operations. For the year ended December 31, 2021, there was no reimbursed expense income.

THE COURTNEY GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

5. **Risk Concentrations**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

For the year ended December 31, 2021, 100% of revenue was generated by three clients.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $19,741, which was $14,741 in excess of its required net capital of $5,000.

7. **Risks and Uncertainties**

The global pandemic caused by COVID-19 developed rapidly and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

8. **Subsequent Events**

The Company has evaluated subsequent events through February 26, 2022 the date which the financial statements were issued.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

THE COURTNEY GROUP, LLC
SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES OF EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Net Capital:

Total Member's Equity		$ 23,130
Less: Non-Allowable Assets		
Prepaid expenses	3,389	
Total Non-allowable assets		3,389
Net Capital		$ 19,741

Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $38,804 or $5,000, whichever is greater		$ 5,000
Excess Net Capital		$ 14,741

RECONCILIATION WITH THE COMPANY'S NET CAPITAL COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2021)

Net Capital as reported in Company's	
Part II of Form X-17A-5 as of December 31, 2021	$ 42,241
Decrease in member's equity	(22,500)
Net Capital Per Above Computation	$ 19,741

THE COURTNEY GROUP, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

The Company engages in the private placement of securities and in investment advisory services. The Company does not accept customer funds or securities and did not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
The Courtney Group, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) The Courtney Group, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: private placements of securities and investment advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 26, 2022

THE COURTNEY GROUP
PRIVATE EQUITY · INVESTMENT BANKING

SEA Rule 15c3-3 Exemption Report

The Courtney Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Courtney Group, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Thomas W. Courtney, Jr.
CEO & Chief Compliance Officer

February 26, 2022